March 24, 2009

Via Facsimile and EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE – Mail Stop 7010

Washington, D.C. 20549-7010

Re: Evolution Petroleum Corporation

Form 10-K for Fiscal Year Ended June 30, 2008

Filed September 24, 2008

Amended Schedule 14A

Filed November 4, 2008

Response Letter Dated March 4, 2009 Filed March 5, 2009

File No. 001-32942

Dear Mr. Schwall:

On behalf of Evolution Petroleum Corporation (the “Company”, “we”, “our” or “us”), I am responding to comments received in your follow up letter dated March 12, 2009 with respect to the filings listed above.  For your convenience, I have repeated in bold type the comments and requests for additional information as set forth in your letter.  My response follows each applicable comment or request.

Evolution Petroleum Corporation   •     2500 CityWest Blvd., Suite 1300   •   Houston, Texas  77042

Tel:  713-935-0122          FAX:  713-935-0199

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.              We note your response to our prior comment 1. Given that you determined that the sales contracts with DCP Midstream, LP, and ETC Texas Pipeline, LTD may be considered material contracts, please amend Part IV of your Form 10-K to include such contracts as exhibits.

Response:

We undertake to timely file an amendment to our Form 10-K for our fiscal year ended June 30, 2008, by attaching the above referenced contracts as Exhibits.

Item 2. Properties, page 16

2.              We note your response to our prior comment 2. Please provide an example of disclosure you will use in future filings using the information you provided in your response.

Response:

To the extent we choose to again make any statements regarding our “belief that the Delhi Holt Bryant Unit is an excellent candidate for a CO2-EOR project”, we offer the following proposed disclosure:

We, and the companies that submitted offers to participate with us in the Delhi Holt Bryant Unit, believe that the Unit is an excellent candidate for a CO2-EOR project.  We base our belief on (i) our internal analyses of CO2 pilot tests successfully completed in the Delhi Holt Bryant Unit by a prior field operator, (ii) our analysis of favorable analogous comparisons to successful full scale projects in the same or similar geological formation, (iii) a competitive offering process, wherein we solicited major participants with CO2-EOR expertise, funding and operating abilities, leading to two confidential competitive offers made to us in writing, (iv) our qualitative assessment that the competitive offers were based on the CO2-EOR potential of the Unit, and not on the relatively minor associated proved reserves existing at that time, and (v) the buyer’s written commitment of a portion of its proved CO2 reserves and a minimum $100 million minimum future investment in a CO2 project in the Unit.

Amended Schedule 14A filed November 4, 2008

Short Term Incentive Bonuses, page 11

3.              We note your response to our prior comment 8 and reissue the comment in part.

•                  Please clarify the significance of the “bonus targets” and whether the percentage listed for the executive officers (100% or 75%) is the percentage of base salary that will be paid as a short term incentive bonus if all of the goals are achieved.

•                  To the extent necessary, make changes to other disclosure in your compensation discussion and analysis so as to present a clear and uniform discussion of your executive compensation practices. In particular, please refer uniformly to the corporate and individual factors throughout your compensation discussion and analysis.

•                  Discuss whether the market factors discussed in the section, Setting Executive Compensation, are included in the determination of short term incentive bonus and how this changes the equation for calculating the singe payout factor.

•                  Please include the corporate goals on which each executive officer’s corporate performance is measured when determining the corporate factor.

•                  We note your statement that your “named executive officers took a substantial portion of their short term bonus in the form of restricted stock.” Emphasis added. Please disclose who makes the determination as to whether the executive officers are to be paid their short term incentive bonus in cash or restricted stock.

Please provide an example of disclosure you will use in future filings using the information you provided in your response.

Response:

Bullet  1 — See proposed disclosure below.

Bullet  2 — See proposed disclosure below.

Bullet  3 — See proposed disclosure below.

Bullet  4 — The executive officer’s individual performance factor does not determine the corporate performance factor.  The corporate performance factor is determined by the Compensation Committee of the Board of Directors, expressed as a percentage from 0 to 100%, assessing the qualitative achievement of the corporation’s stated goals itemized in the section “Additional Material Matters”, taken as a whole.

Bullet  5 — “Took” was an inadequate description in our previous response.  See new disclosure below.

We offer the following revised disclosure, in part.

Determination of Executive Compensation

Compensation Objectives

The Compensation Committee of the Board of Directors (the “Committee”) is responsible for the oversight and determination of compensation, including salaries, equity compensation, short-term incentive bonuses and other benefits for all of our executive officers and senior management, and administers our Evolution Petroleum Corporation Amended and Restated 2004 Stock Plan (the “2004 Stock Plan”) and our 2003 Stock Plan, as may be further amended from time to time. The Committee delegates its authority for salary adjustments for other employees to the Chief Executive Officer. The primary objectives of the Company’s executive compensation program are to attract and retain key executives, to stimulate management’s efforts on our behalf in a way that supports our business plan and to align management’s incentives with the long-term interests of the Company and its stockholders.

Setting Executive Compensation

Committee meetings involving consideration of compensation adjustments and awards for executive officers (other than the chief executive officer) typically include the Committee members and our Chief Executive Officer.  The Committee considers compensation adjustments and awards for our Chief Executive Officer, without his participation.  ~~For compensation decisions relating to executive officers and senior management other than our Chief Executive Officer, the Chief Executive Officer typically makes recommendations in line with the policy and structure established by the Compensation Committee and reviews them with the Compensation Committee for adjustments and approval.   The recommendations of the Chief Executive Officer are primarily derived from an equal weighting of corporate achievements against goals for the fiscal year and a review of each person’s achievements against their individual goals and objectives mutually set and approved by the Committee at the beginning of the fiscal year, as well as by market factors. Market factors include compensation being offered for equivalent positions by competitors, the overall relative contributions of the person, the future contributions expected and the difficulty in replacing the person should they choose to leave. The Committee meets in executive session outside of the presence of any senior executive officer to determine the amount, form and terms of compensation for the Chief Executive Officer.~~

The recommendations of the Chief Executive Officer and considerations of the Committee are influenced by the (i) findings and recommendations of the compensation consultant employed from time to time by the Committee to confirm industry competitive pay and ratify our executive officer compensation levels, and (ii) specific and localized industry and market conditions directly affecting the Company’s ability to recruit new staff and retain existing staff. The findings of the compensation consultant include surveys of relevant peer groups, as determined by industry and size. The current practice of the Committee and Chief Executive Officer is to consider the average base pay of the peer groups in determining our executive officers’ base, but to more heavily weight total compensation towards short term and long term variable components tied to individual and corporate performance.

The Committee engaged Thomas J. Reno & Associates, Inc. (“Reno”) as its independent compensation consultant for fiscal 2008.  The role of the compensation consultant is to provide the Committee with information on competitive practices and pay levels and to advise the Compensation Committee on executive compensation issues. Reno recommended pay level ranges for the three executive officers’ base pay, targets for short term incentive pay and long term incentive awards for fiscal 2008.

For his report, Reno conducted a competitive market analysis based on data of companies in the Energy industry with annual revenue of less than $41 million and active in similar geographic areas and industry segment. The Company had no input into the selection of the peer group by Reno. This analysis drew data from various sources including the Mercer Energy Compensation 2006 Survey and information available from filings by public companies in the energy industry with revenues between $24 million and $79 million. The Mercer Survey provides information on 305 positions reported by 184 organizations in the energy industry. The Reno Report utilized only information on base salary and short term incentives from the Mercer Survey. Due to our early stage of growth, Reno established our peer group more on the basis of assets under management than on revenues.

Reno did not attend our Board of Directors meeting, nor our Committee meetings. He was employed directly by the Committee and received no fees from the Company other than for the services rendered to the Committee.

With the exception of significant promotions and new hires, we review compensation, including equity awards, annually following the preliminary closing of the books for the fiscal year.  Actual payment of short term incentive awards is subject to approval by the Board of Directors following Audit Committee approval of the report of the independent audit of the financial results for the fiscal year.  Equity awards are generally made at the same time, following adoption of a policy in 2006 that all employees would be evaluated for base salary adjustments, awards of long term incentives, determination of short term incentive awards and setting of objectives for future short term awards. This timing enables us to consider full, prior year audited performance by the Company and the potential recipients against our expectations. Our policy is that all grants to newly hired employees are effective on the latter of the employee’s first day of employment or upon authorization of the grant by the Board of Directors upon the recommendation of the Committee.  The exercise price of stock options awarded is based upon the grant date fair market value, which is the closing market price of our common stock on the date of grant.

Elements of Compensation

The Company’s executive compensation program consists of the following basic components: base salary, long-term incentives pursuant to the 2003 and 2004 Stock Plans, short term cash bonuses and limited perquisites.  Each component of the compensation program serves a particular purpose and is considered independently on the basis of achieving that respective purpose.

Base Salary.  Base salary is primarily designed to reward current and past performance and may be adjusted from time to time to realign salaries with market levels. The Committee annually reviews the base salary of each executive officer in relation to market and specific industry conditions and relative to staff salaries. In determining the appropriate level of compensation for each executive officer, the Committee evaluates the responsibilities and authority of the executive as well as the executive’s performance as to the Company’s goals, objectives and strategic business plan and reviews. Base salaries for fiscal 2008 were determined by utilizing the lower end of Reno’s report survey range, due to our size compared to the peers in the cited surveys and our stated compensation practice.

In September 2007, the Committee increased base pay for executive management to reflect market ~~factors~~ conditions. The base pay for Mr. Mazzanti and Mr. McDonald was increased to $190,000 and the base pay for Mr. Herlin was increased to $240,000.

Long-Term Incentive Compensation.  Grants of long-term incentives are primarily designed to tie a major portion of each executive’s compensation to long-term future performance tied directly to the interests of our stockholders.  In determining the long-term incentive component of our executive officers’ compensation for fiscal 2008, the Committee reviewed their past contributions in directly building net asset value per share, their expected future contributions to building net asset value per share, and their existing equity holdings. Our intent is for that staff that has contributed or is contributing materially to building the Company to have a material stake in that value creation without materially diluting the current stock value to our shareholders.  Our staff is currently eligible to receive awards under our 2004 Stock Plan, while no new awards are available under our 2003 Stock Plan.  The 2004 Stock Plan permits the Board of Directors to award eligible employees, directors and consultants with restricted stock grants, incentive stock options, non-statutory stock options and stock appreciation rights. Awards to senior management and executive officers under the 2004 Stock Plan have generally consisted of incentive options and warrants.

Under the 2004 Stock Plan, no more than 5,500,000 shares of our common stock may be subject to incentive awards.  As of June 30, 2008, there were 1,325,859 shares available to be granted under the 2004 Stock Plan. During fiscal 2008, we awarded options to purchase 1,435,000 shares of stock to employees and contractors, and 25,899 shares of restricted stock to the three independent members of our board of directors.

Short Term Incentive Bonus.  Short term incentive bonuses, generally and historically paid in cash, are a major portion of total compensation paid and are intended to vary with individual overall performance against pre-determined individual goals (the “Individual Performance Factor”) and Company overall performance against pre-determined corporate goals (the “Corporate Performance Factor”).  The “Bonus Targets” are 100% of Base Salary ~~base pay~~ for the chief executive officer and 75% of Base Salary ~~base salary~~ for other named executive officers. All employees participate in this plan at percentages of Base Salary ranging from 10% up to 100%. The Committee determines awards of short term incentive bonuses to our executive officers based upon overall performance against the predetermined ~~those~~ goals on a “qualitative” basis as follows: ~~wherein individual and corporate performances are equally weighted, then multiplied to reach a payout factor.~~

Bonus to be Paid

=

Individual Performance Factor % * Corporate Performance Factor % * Bonus Target % * Base Salary $

Since the Individual Performance Factor and the Corporate Performance Factor ~~two factors~~ are multiplied, a 0% factor on either results in no Bonus ~~bonus~~ being paid.

~~A substantial list of goals is~~ The pre-determined goals are mutually agreed upon between the employee, the chief executive officer and the compensation committee through a series of meetings.  Each goal is not individually weighted — the chief executive officer reviews progress against those goals as a whole and then proposes an Individual Performance Factor ~~individual factor~~ to the Committee for consideration.  The Committee evaluates the corporate performance as a whole against the corporate goals to determine the Corporate Performance Factor ~~corporate factor~~.  Progress against goals is measured and reviewed quarterly by the Board of Directors. Short term incentive Bonus Targets ~~bonus targets~~ are set to allow recipients to achieve base and short-term incentive compensation at the upper quartile of the Reno survey range, if all goals are accomplished.  For fiscal 2008, the chief executive officer requested that his Individual Performance Factor ~~individual factor~~ be lowered from that recommended by the Committee to the lowest Individual Performance Factor ~~individual factor~~ awarded to his direct reports.  Short term incentive awards for fiscal 2008 for executive officers averaged 17% below Bonus Target awards.  For 2008, the Board of Directors offered all employees the opportunity to elect to receive up to one-third of their annual cash bonus in common stock issuable from the 2004 Plan.  Mr. Herlin, Mr. McDonald and Mr. Mazzanti each elected to receive 15,958, 5,000 and 9,475 shares of common stock, respectively, in lieu of cash for the fiscal year ended June 30, 2008.  These amounts were calculated using the closing stock price of $4.02 per share as of the date of the offer by the Committee.

~~Short term incentive bonuses, primarily paid in cash, are a major portion of total compensation paid and are intended to vary with individual and Company performance against pre-determined goals. The Committee determines awards of short term incentive bonuses to our executive officers based upon overall performance against those goals on a qualitative basis, wherein individual and corporate performances are equally weighted, then multiplied to reach a payout factor. Progress against goals is measured and reviewed quarterly by the Board of Directors. Short term incentive bonus targets are set to allow recipients to achieve base and short-term incentive compensation at the upper quartile of the Reno survey range, if all goals are accomplished.  Short term incentive awards for fiscal 2008 for executive officers averaged 17% below target awards.~~

Perquisites.  We limit the perquisites that we make available to our executive officers. At this time, the only material potential perquisite provided is to the CEO. The Company owns a 10.5% interest in a single engine airplane use license that is utilized by the CEO for business travel. The Company permits the CEO to utilize this interest for personal use, provided that the CEO reimburses the company using the equivalent rental cost of a similar airplane. Our CEO did not utilize the aircraft for personal use during fiscal 2008.

Other Compensation.  In addition, senior executives participate in the benefit plans and programs that are available to all full time employees of the Company, which include medical, dental, vision, long- term disability and life insurance. Most of the premiums for each employee are paid by the Company under a pre-tax 125 plan, assuming the employee elects to participate in a “high benefit” medical plan. Those employees covered under another medical plan, and electing to not participate in the Company’s healthcare plan, receive cash compensation equal to the Company subsidy for an employee with no family participation. The Company believes that the benefit plans compare very favorably to its competitors. The Company also offers a 401(k) “safe harbor” plan which matches employee contributions in an amount equal to 4% of the employee’s salary, subject to the maximum employee contributions allowed under current law.

Termination Benefits. In the event of termination by the Company of Mr. Herlin for reasons other than cause, the terms of his employment contract provide for the payment of up to one year of base pay. The terms of the employment contracts for Mr. McDonald and Mr. Mazzanti provide for severance payments of up to six months of base pay, plus an additional six months of base pay if the termination follows within twelve months of a change in control. For all employees, a change in control of the Company causes half of all remaining unvested compensation options and warrants to vest immediately, and the balance vest if the employee is terminated for any reason within one year of a change of control. Without this feature, employees terminated due to a change in control would lose unvested options and, therefore, be incentivized to oppose a merger or sale that would otherwise be in the best interests of the stockholders. Since the majority of the incentive options and warrants were awarded in the startup phase of the company to induce talented staff to leave other jobs, join a potentially risky new venture and contribute their intellectual property to our company, a change in control is likely to result in an exercise of a large number of options and warrants that would accelerate a substantial book expense to the company.

Certain Policies of Executive Compensation

Timing of Stock-based Incentive Awards. In 2006, the Company adopted the policy that all compensation adjustments and awards of incentive pay would be made following the end of the fiscal year and those employees not on a fiscal year basis were moved to a fiscal year basis. Cash bonuses are not paid until the fiscal year end audit is approved by the audit committee, but within seventy-five (75) days of the end of the fiscal year. Stock-based incentives are awarded only after a review has been completed by the Chief Executive Officer and the Committee of achievements against full year objectives and goals and following preliminary financial results of the fiscal year. Base pay adjustments and long term incentives are determined following the end of the fiscal year.

Exceptions to Procedure. The Committee will consider and the Board of Directors will authorize long term incentives for newly hired employees at times other than immediately following the end of the fiscal year audit.

Additional Material Factors

The Company was founded in September of 2003 by Mr. Herlin, joined later in 2003 by Mr. McDonald and in mid-2005 by Mr. Mazzanti (senior management). All operations and value creation have occurred under their management and all past, present and contemplated projects are a result primarily of the efforts by senior management. Equity participation and substantial earned, short term incentive pay were, and continue to be, the major components of compensation provided to induce the senior management to join and remain with the Company and contribute their efforts and ideas for continued value creation.  All, or essentially all, of the stock, options and warrants paid to senior management is still held by the recipients, thereby closely aligning senior management with the interests of shareholders.

Due to our mission to increase underlying intrinsic value per fully diluted share, and the early development nature of our Company, we do not set EPS or EBITDA current goals for the Company.  Goals and objectives for the Company for fiscal 2008 included, but were not limited to, the following:

•                  Operational improvements — substantially increased net production compared to fiscal 2007, but less than budgeted; realized first quarterly earnings and realized a substantial reduction in operating costs per BOE.

•                  Value addition — substantially increased net oil and gas reserves without the issuance of common shares.

•                  Administrative improvements — reduced timeline for quarterly reporting, added expertise in SEC reporting requirements and initiated timely SOX/404 compliance process.

•                  Infrastructure additions — expanded operating staff to allow development drilling activities and expanded leasing activities.

•                  New project development and implementation — initiated development drilling in the Giddings Field, added 22 proved undeveloped drilling/reentry locations and added a new project with significant potential.

•                  Technology development — successfully deployed and tested technology for production of moderately heavy oil in contact with water and identified targets for application.

•                  Expanded investor relations efforts — substantially increased independent analyst coverage.

•                  Liquidity — remained debt free and avoided any illiquid short-term investments, mark-to-market losses and/or loss of principal on our short-term investments.

The Company generally met these objectives, with the primary exception being budgeted net production and drilled well costs, and greatly exceeded expectations through the 135% increase in proved reserves over and above production and the sale of approximately 23% of beginning year in place proved reserves, leasing of more than 16,000 net acres within our Oklahoma gas projects and more than 14,000 net acres within the Giddings Field.  The shortfall in net production was primarily due to a delay in the commencement of drilling operations resulting from a delay in obtaining a suitable drilling rig and unexpected mechanical problems in the first three wells planned for re-entry operations, combined with the anticipated distribution of wells results actually being more heavily weighted towards better wells in the latter stage of the program.  Well costs were higher than expected due to inclusion of a grass roots well being substituted for a lower cost re-entry, higher costs for vendor services and downhole mechanical problems.  Consequently, fiscal 2008 short term incentive awards were materially less than the targeted maximum amounts.

Form 10-Q for the Quarter Ended December 31, 2008 Certifications, exhibits 31.1 and 31.2

4.              Please revise your certifications to match the exact form set forth in Item 601(h)(31) of Regulation S-K, including the phrase in paragraph 4, “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” which you omitted from the certifications.

Response:

We acknowledge the reference you sited is missing from our 2008 Form 10-K and the following two Form 10-Q’s filed with the Commission.  We will undertake, prospectively, to ensure compliance in future filings.

If you have any questions or comments concerning these comments, please contact me at (713) 935-0122 or Mr. Michael Larkin at (713) 308-0166.

Very truly yours,

Evolution Petroleum Corporation

/s/ Sterling H. McDonald
Sterling H. McDonald
VP and Chief Financial Officer

cc:	Michael T. Larkin

Adams and Reese LLP